EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Savings and Investment Plan Committee
of Minerals Technologies Inc.:

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-138245, 33-59080, and 333-62739) of our report dated June 27, 2008, relating to the statements of net assets available for benefits of the Minerals Technologies Inc. Savings and Investment Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended and the supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2007, which report appears in the December 31, 2007 Annual Report on Form 11-K of the Minerals Technologies Inc. Savings and Investment Plan.

/s/ KPMG LLP

New York, New York
June 27, 2008